SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
BPW Acquisition Corp.
(Name of Subject Company)
BPW Acquisition Corp.
(Names of Person(s) Filing Statement)
Common Stock Warrants
(Title of Class of Securities)
055637110
(CUSIP Number of Class of Securities)
Gary S. Barancik
Chief Executive Officer
750 Washington Boulevard
Stamford, Connecticut 06901
(203) 653-5800
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
WITH COPIES TO:
Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2010 (as amended, the “Statement”) by BPW Acquisition Corp. (“BPW”) and relates to the offer by The Talbots, Inc., a Delaware corporation (“Talbots”), to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).
     Talbots has filed with the SEC a registration statement on Form S-4 dated March 1, 2010, as amended by Amendment No. 1 to Form S-4 filed on March 11, 2010 (as amended, the “Registration Statement”), relating to the Exchange Offer. The terms and conditions of the Exchange Offer, as well as descriptions of BPW and Talbots and other information required by Schedule 14D-9, are set forth in the prospectus/offer to exchange that is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).
     The information incorporated herein by reference is considered to be a part of the Statement, except for any information that is superseded by information included directly in the Statement. Except as amended and supplemented as expressly set forth in this Amendment No. 1, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 1.

Item 2.	Identity and Background of Filing Person.
     Item 2 of the Statement is hereby amended and supplemented as follows:
•	By deleting the second paragraph thereof and replacing such deleted paragraph with the following text:
     The Exchange Offer is described in the Offer to Exchange and the Tender Offer Statement on Schedule TO filed with the SEC by Talbots and dated as of March 1, 2010, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC by Talbots on March 9, 2010, and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC by Talbots on March 11, 2010. The Exchange Offer is being made in accordance with the Merger Agreement, which is included as Appendix A to the Offer to Exchange. The information set forth in the Offer to Exchange is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Statement is hereby amended and supplemented as follows:
•	By deleting the second sentence of the first paragraph thereof and replacing such deleted sentence with the following text:
     The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I: Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Offer to Exchange, and the information set forth in Items 10 through 13, inclusive, of the BPW Form 10-K filed with the SEC on March 30, 2009, are incorporated herein by reference.
•	By deleting the second and third paragraphs thereof.

Item 4.	The Solicitation or Recommendation.
     Item 4 of the Statement is hereby amended and supplemented as follows:
•	By deleting the third paragraph thereof and replacing such deleted paragraph with the following text:

The sponsors and the non-sponsor founders have agreed to elect to exchange in the Exchange Offer all of their BPW Warrants for shares of Talbots Common Stock based on the Common Stock Exchange Ratio, subject to the proration procedures described in the Offer to Exchange. None of BPW’s directors other than the non-sponsor founders, and none of BPW’s officers, directly own any BPW Warrants. Based upon publicly available documents and records on file with the SEC and other public sources, as of the date of this Statement, Talbots does not own any BPW Warrants. The information set forth in “Summary—Interests of Certain BPW Directors and Officers,” “The Offer—Interests of Certain BPW Directors and Officers,” “The Offer—Certain Relationships with BPW,” “The BPW Sponsors’ Agreement,” and “The BNYH Agreement,” in the Offer to Exchange is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.
     Item 6 of the Statement is hereby amended and supplemented as follows:
•	By deleting the second sentence thereof and replacing such deleted sentence with the following text:
     The information set forth in “The Offer—Interests of Certain BPW Directors and Officers,” “The BPW Sponsors’ Agreement,” and “The BNYH Agreement” in the Offer to Exchange is incorporated herein by reference.

Item 7.	Purposes of the Transaction and Plans or Proposals.
     Item 7 of the Statement is hereby amended and supplemented as follows:
•	By deleting the third sentence of the first paragraph thereof and replacing such deleted sentence with the following text:
     The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer—Purpose of the Offer; the Merger; No Dissenter’s Rights,” “The Offer—Source and Amount of Funds,” “The Offer—Litigation,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Debt Commitment Letter” and “The Aeon Repurchase, Repayment and Support Agreement” in the Offer to Exchange is incorporated herein by reference.
•	By deleting the second and third paragraphs thereof.

Item 8.	Additional Information.
     The information set forth in the Offer to Exchange is incorporated herein by reference.

Item 9.	Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by deleting its contents in their entirety and replacing such contents with the following:

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(B)
Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(C)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(D)	Form of Letter to Clients (incorporated by reference herein to the Registration Statement on Form S-4 of The

Exhibit No.	Description
Talbots Inc., filed on March 1, 2010)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(a)(5)(A)
Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-MG (Court of Chancery of the State of Delaware) (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4/A of The Talbots, Inc., filed on January 21, 2010)

(a)(5)(B)	Stipulation filed on March 6, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(e)(A)	Items 10 through 13 of BPW’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference herein to the Form 10-K of BPW, filed on March 30, 2009)

(e)(B)
The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I: Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (included with the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. and incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

BPW Acquisition Corp.

By:	/s/ Gary Barancik

Name:	Gary Barancik
Title:	Chief Executive Officer
Date:	March 12, 2010

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(B)
Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(C)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(D)	Form of Letter to Clients (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(a)(5)(A)
Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-MG (Court of Chancery of the State of Delaware) (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4/A of The Talbots, Inc., filed on January 21, 2010)

(a)(5)(B)	Stipulation filed on March 6, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(e)(A)	Items 10 through 13 of BPW’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference herein to the Form 10-K of BPW, filed on March 30, 2009)

(e)(B)
The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I: Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (included with the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. and incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(g)	Not applicable.